Simpson Thacher & Bartlett LLP

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Direct Dial Number (212) 455-2516	E-mail Address BWells@stblaw.com

October 29, 2020

Via EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Christopher R. Bellacicco, Attorney-Adviser

Securities and Exchange Commission

Division of Investment Management – Disclosure Review and Accounting Office

100 F Street, N.E.

Washington, D.C. 20549

Attn: Lauren Hamilton, Staff Accountant

Re:	KKR Real Estate Select Trust Inc.

Registration Statement on Form N-2

File Nos. 333-238753, 811-23575

Ladies and Gentleman:

On behalf of KKR Real Estate Select Trust Inc. (the “Fund”), we are providing the following responses to oral comments from the staff (the “Staff”) of the Division of Investment Management of the Securities and Exchange Commission (the “Commission”) relating to Amendment No. 1 to the above-referenced registration statement on Form N-2 (the “Registration Statement”) received on September 14, 2020 and September 18, 2020 (the “Comments”). We plan to separately file with the Staff an amendment to the Registration Statement to include revisions to the Registration Statement in response to the Comments and to otherwise update disclosure.

To assist your review, we have retyped our record of the Staff’s oral comments in italics below. The responses and information described below are based upon information provided to us by the Fund.

Securities and Exchange Commission	October 29, 2020

PROSPECTUS

1. Investment Strategies.

a.	Please confirm whether the Fund will hold property directly or only through subsidiaries or SPVs; and

Response: The Fund’s investments in real property will be held by the Fund’s operating partnership through private real estate operating companies that hold title to real properties. The Fund notes that this structure is consistent with established market practice for public and private real estate vehicles and serves several purposes, including addressing lender requirements to minimize the threat of substantive consolidation in a bankruptcy, reducing credit risk for the Fund and providing increased flexibility for the Fund upon disposition of a real property asset. For clarity, the Fund will modify previous references to “direct” investments in real estate in its disclosure.

b.

Please supplementally explain how the Fund will qualify as a registered investment company under Section 3 of the 1940 Act. Specifically, please explain how the Fund will meet the definition set forth in Section 3(a)(1)(A) of the 1940 Act with respect to investment company activities and whether the Fund will be able to satisfy the standard set forth in Section 3(a)(1)(C) of the 1940 Act.

Response: Section 3(a)(1)(A) of the Investment Company Act of 1940, as amended (the “1940 Act”) defines an investment company as an issuer which is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting, or trading in securities. The Commission and courts have generally referred to the following factors in determining whether an issuer is primarily engaged in the business of investing and reinvesting in securities under Section 3(a)(1)(A) of the 1940 Act: (i) the company’s historical development; (ii) its public representations of policy; (iii) the activity of its directors, officers, and employees; (iv) the nature of its present assets; and (v) the sources of its present income. In considering these factors, the Commission and courts have analyzed how each factor would impact an investor’s view of the company’s purpose. As noted by the court in Presto, “[i]n other words, the Commission thought in Tonopah that what principally matters is the beliefs the company is likely to induce in investors. Will its portfolio and activities lead investors to treat a firm as an investment vehicle or as an operating enterprise?”1 The Fund submits that its activities to date clearly suggest to the public that it is an investment vehicle and not an operating enterprise. Specifically, the Fund has registered as an investment company under the 1940 Act and filed a registration statement on Form N-2 stating that it is a registered investment company. Additionally, the Fund does propose to primarily (indeed, exclusively) invest in securities, including securities issued by private real estate operating companies (we note that Section 3(a)(1)(A) refers to “securities” and not “investment securities” and even securities of majority owned operating companies are securities even though they are not investment securities).

[1]

See Tonopah Mining Co., 26 S.E.C. 426 (1947); SEC v. Fifth Avenue Coach Lines, Inc., 289 F.Supp. 3 (S.D.N.Y.1968), affirmed, 435 F.2d 510 (2d Cir.1970); SEC v. National Presto Industries, Inc., 486 F.3d 305 (2007).

Securities and Exchange Commission	October 29, 2020

Section 3(a)(1)(C) defines an investment company as any issuer which “is engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire investment securities” having a value exceeding 40% of the value of such issuer’s total assets (exclusive of Government securities and cash items) on a unconsolidated basis (emphasis added). As disclosed in the Fund’s Registration Statement, “at times the Fund’s investments in securities, including preferred equity in private real estate, traded real estate-related securities, minority investments in real estate owning vehicles, derivatives and other securities, may exceed 40% of the Fund’s assets.” Although the Fund’s holdings in investment securities may not always exceed 40% of the Fund’s total assets, Section 3(a)(1)(C) includes an issuer which “proposes to engage” in the business of investing in securities and “proposes to acquire” investment securities. For this same reason, investment vehicles that have not yet made any investments still register as investment companies despite not owning any investment securities. Because the Fund seeks to have flexibility in its investment portfolio, it proposes that it could acquire investment securities in excess of 40% of its assets at any time. It would be impractical for the Fund to seek to register as an investment company only immediately before acquiring investment securities above this threshold and then to de-register immediately upon falling below such threshold. Additionally, as disclosed in the Fund’s Registration Statement, the Fund expects to obtain and rely on exemptive relief from the SEC that will permit it to co-invest with certain other persons, including certain affiliates of the Adviser and certain public or private funds managed by the Adviser and its affiliates. The Fund notes that once such relief is granted, most of the investments it would make in reliance on such co-investment relief would likely be investment securities, which would result in the Fund primarily holding investment securities.

The Fund believes that it meets the definition of investment company under both of Section 3(a)(1)(A) and Section 3(a)(1)(C) (recognizing that either one or the other is sufficient). In addition, the Fund notes that Congress adopted the 1940 Act to protect investors and, for that reason, virtually all guidance from the Commission that the Fund is aware of has been aimed at preventing companies from avoiding regulation by the 1940 Act.2 The Fund, by contrast, is not seeking to avoid regulation by the 1940 Act, but rather is agreeing to comply with the 1940 Act and offer its investors the protections afforded thereby by affirmatively registering as an investment company thereunder.

[2]

For instance, the Fund notes the Commission has previously indicated that a company that does not meet the definition of investment company under Section 3 of the 1940 Act may nonetheless be required to register as an investment company because it may be viewed as a “special situation investment company.” The Staff has also considered whether a company that uses the specialized accounting and reporting requirements for investment companies contained in FASB Accounting Standards Codification (“ASC”) Topic 946 should be treated as an investment company or a “special situation investment company” under the 1940 Act. See CNL Strategic Capital, LLC, SEC Comment Response Letter (May 15, 2017) and CNL Strategic Capital, LLC, SEC Comment Response Letter (February 16, 2017).

Securities and Exchange Commission	October 29, 2020

While many companies that invest in real estate and real estate-related investments seek to rely on the exemption from registration set forth in Section 3(c)(5)(C) of the 1940 Act, other companies, like the Fund, register as investment companies under the 1940 Act. The Fund notes that the Commission has previously stated that while a real estate investment trust (“REIT”) investing exclusively in fee interests in real estate or mortgages or liens secured by real estate could rely on Section 3(c)(5)(C), a REIT that invests to a substantial extent in other types of securities might not qualify for the exemption.3 As noted in the Fund’s prior response, the Fund will not be managed to comply with Section 3(c)(5)(C). The Fund notes that the existence of the Section 3(c)(5)(C) exemption suggests that an issuer that cannot comply with Section 3(c)(5)(C) would be required to register as an investment company absent another exemption or exclusion from registration.

The Fund also submits that registration under the 1940 Act is consistent with Congress’ intent and the protection of investors. In 1970, Congress amended Section 3(c)(5) of the 1940 Act to prohibit any issuer relying on the exemption from issuing redeemable securities. According to the legislative history, certain companies that had been relying on Section 3(c)(5) sought to capitalize on the popularity of mutual funds by issuing redeemable securities. The 1970 amendment sought to ensure that companies that structured themselves like mutual funds would be subject to regulation under the 1940 Act, regardless of the types of securities that they held.4 Similarly in 2011, the Commission was concerned that certain types of mortgage-related pools relying on Section 3(c)(5)(C) actually resembled closed-end funds and may not be the types of companies that Congress intended to exclude from regulation under the 1940 Act.5 The Fund was specifically structured to be registered as an investment company and has all of the features required of a registered fund, including, but not limited to: (1) a majority independent board of directors, (2) an investment advisory agreement approved in accordance with Section 15 of the 1940 Act, (3) a compliance program under Rule 38a-1, and (4) a disclosure framework consistent with the 1940 Act reporting requirements.

[3]

See Real Estate Investment Trusts, Investment Company Act Release No. 3140 (Nov. 18, 1960) (discussing Section 3(c)(6)(C), which was subsequently re-designated as Section 3(c)(5)(C)); Companies Engaged in the Business of Acquiring Mortgages and Mortgage-Related Instruments, Investment Company Act Release No. 29778 (Aug. 31, 2011) (the “3(c)(5)(C) Concept Release”).

[4]

See H.R. Rep. No. 1382, 91st Cong., 2d Sess. 17 at 328 (1970) (“In recent years some companies which purport to be primarily engaged in the factoring, discounting, and real estate businesses have actively sought to appeal to this group of unsophisticated investors by issuing redeemable securities which evidences interest in a portfolio of notes, commercial paper, or real estate mortgages. Although these companies have portfolio of commercial paper or real estate mortgages rather than corporate securities, their structure is similar to that of mutual funds. Indeed, the issuance of redeemable securities usually is calculated to capitalize to capitalize on the popularity of mutual funds”); SEC, Report on the Public Policy Implications of Investment Company Growth, H.R. Rep. No. 2337, 89th Cong. 2d Sess. 328 at 17 (1966).

[5]

See 3(c)(5)(c) Concept Release at 5-6; 10-11. Specifically, the Commission noted several similarities between such mortgage-related pools and traditional investment companies, including the pooling of investor funds to purchase securities and provide professional asset management, external management by an investment adviser compensated with an asset-based fee, investment in the same types of assets as some registered and private investment companies, and investor perception that the company is an investment vehicle rather than a company engaged in the mortgage banking business.

Securities and Exchange Commission	October 29, 2020

2. REIT Election. Please include disclosure highlighting the differences between RIC and REIT taxation from an investor’s standpoint.

Response: As a general matter, investing in a REIT is similar to investing in a regulated investment company (“RIC”) from a typical investor’s perspective. Like a RIC, a REIT (i) issues tax reporting information in the form of a 1099; (ii) generally is entitled to deduct dividends paid from taxable income, and therefore generally is not subject to U.S. federal income tax; and (iii) generally distributes its taxable income annually. Moreover, investing in a REIT generally does not give rise to materially different investor reporting or other obligations compared to investing in a RIC. However, the Fund respectfully submits that adding disclosure comparing REIT taxation to RIC taxation generally would be confusing to investors without giving rise to any material benefit. We are unaware of a similar approach being taken in the tax disclosure of registered offerings generally. We also note that the Fund has already disclosed the material information investors should know in connection with REIT taxation and note that retail investors are generally just as familiar with REIT taxation as they are with RIC taxation as there are many widely-held public REITs in the marketplace, and publicly listed REITs have existed for decades.

3. Leverage. Please include disclosure stating that the Fund will aggregate for Section 18 purposes any borrowings by a wholly-owned subsidiary or special purpose vehicle of the Fund.

Response: The Fund respectfully submits that it is not appropriate for the Fund to aggregate borrowings of a wholly-owned subsidiary or special purpose vehicle that is an operating company for Section 18 purposes. On its face, Section 18 applies to senior securities representing indebtedness of the registered investment company only. Section 18(a) states that “[i]t shall be unlawful for any registered closed-end company to issue any class of senior security” representing indebtedness unless the Fund has an asset coverage of at least 300%. Specifically, Section 18(h) states “’Asset coverage’ of a class of senior security representing an indebtedness of an issuer means the ratio which the value of the total assets of such issuer,6 less all liabilities and indebtedness not represented by senior securities, bears to the aggregate amount of senior securities representing indebtedness of such issuer.”

In determining whether indebtedness of an operating company subsidiary of an issuer is indebtedness “of such issuer” (i.e., the Fund) within the meaning of Section 18 of the 1940 Act, the Fund believes the appropriate authority is generally accepted accounting

[6]

The Fund also notes that “total assets” for purposes of asset coverage already takes into account any leverage at the operating entity level because the Fund’s investment in the operating entity is the net equity value. If the Fund were required to also count leverage incurred by an operating entity in the Fund’s asset coverage ratio, the Fund would have to also count the gross assets of the operating entity (as opposed to the Fund’s net equity investment). Otherwise, any leverage at the operating entity would be double counted (i.e., the operating entity leverage would reduce the Fund’s total assets in the numerator and increase the Fund’s senior securities in the denominator).

Securities and Exchange Commission	October 29, 2020

principles in the United States (“GAAP”).7 Under GAAP and Regulation S-X, the Fund, as a registered investment company, would not consolidate an operating entity on its financial statements unless the operating entity (i) provides substantial services to the Fund (such as investment advisory services) and (ii) is controlled by the Fund.8 In all other cases, GAAP would require that the Fund treat the operating entity as a portfolio company and carry the investment at fair value.

By contrast, an investment company subsidiary of the Fund would be consolidated under GAAP. However, in relation to the characteristics of investment companies outlined in ASC 946-10-15-6, the operating entities in which the Fund invests will not meet the fundamental characteristics of investment companies. Specifically, (i) they will not provide or offer to provide investment management services; (ii) they will not be registered investment advisers, nor will they retain the services of an investment adviser; (iii) they will not promote or advertise themselves, or hold themselves out to provide or offer investment management services to an investor; (iv) they will not seek investors and will not have a business objective of making investments nor investing funds for returns from capital appreciation or investment income or both; and (v) the operating entities will not charge any fee for investment management services or any similar expense based on assets under management. The operating entities in which the Fund invests also will not have the typical characteristics of investment companies outlined in ASC 946-10-15-7. Specifically, they will frequently have a single investor or a minority joint venture operating partner investor and are actively managed real estate operating entities that do not carry or manage their assets on a fair value basis.

As disclosed in the Fund’s Registration Statement, the operating entities in which the Fund invests will incur property-level debt. It is standard market practice for real estate investment vehicles (regardless of their status as an investment company) to hold their real estate through special purpose operating entities as described in response to comment 1.a. above. In some cases, these operating entities may be wholly owned by the Fund,

[7]

The Fund respectfully submits that the Commission looks to GAAP to analyze other issues under the 1940 Act, including questions regarding an issuer’s status as an investment company. In fact, in a recent application for exemptive relief under Section 3(B)(2) of the 1940 Act, an applicant noted that the value of internally-developed intellectual property was not recorded on the applicant’s consolidated balance sheet in accordance with GAAP. As a result, the value of such intellectual property was not recognized as an asset for purposes of determining the applicant’s status as an investment company under the 1940 Act. The Fund notes that we assume that because similar statements have not been included in prior applications for exemptive relief under Section 3(B)(2), this statement may have been added at the request of the Staff. See Snowflake Inc., Application for an Order Pursuant to Section 3(B)(2) of the Investment Company Act of 1940 Declaring That Snowflake Inc. is Primarily Engaged in a Business Other Than That of Investing, Reinvesting, Owning, Holding, or Trading in Securities (September 17, 2020).

[8]

See, e.g., Accounting Standards Update 2013-08, Financial Services – Investment Companies (Topic 946): Amendments to the Scope, Measurement, and Disclosure Requirements, Paragraphs 946-810-45-2 and 946-810-45-3; Paragraph 7.05 of the American Institute of Certified Public Accountants Audit and Accounting Guide – Investment Companies; Rule 6-03 of Regulation S-X.

Securities and Exchange Commission	October 29, 2020

but the Fund may also have non-wholly owned controlling interests or non-controlling interests in such operating entities. However, regardless of the Fund’s ownership interest in an operating entity, the property-level debt incurred by such operating entity would not be recourse to the Fund. If an operating entity were to default on a loan, the lender’s recourse would be to the mortgaged property and the lender would not have a claim to other assets of the Fund or its subsidiaries (except in extremely limited circumstances involving bad-faith or other intentional acts of the borrower in violation of the loan documents). Because these are operating entities and they do not provide substantial services to the Fund, under GAAP the indebtedness of these operating entities would not be indebtedness of the Fund and therefore would not be senior securities of the Fund under Section 18 of the 1940 Act.

The Fund further notes, that while the statutory interpretations above speak for themselves, the Fund believes the GAAP treatment (and related 1940 Act leverage treatment) of operating entities owned by investment companies is not an accident, but rather the result of a solid policy rationale. First, the values of privately held operating entities are less volatile than investment securities because such companies are valued based on their intrinsic value and are not, like investment companies, subject to vicissitudes of the market caused by exogenous factors. The Fund therefore believes that the policy concerns related to leverage limitations do not apply to leverage of operating entities in the same way that they do to leverage for a portfolio of investment securities. In addition, when an investment company acquires an investment security of an issuer, that issuer will itself have leverage that is not considered leverage of the investment company (i.e., if an investment company acquires an equity security of a corporate issuer, that corporate issuer will generally also have debt in its capital structure) and the investment company may add additional leverage related to its portfolio, subject to 1940 Act limits on borrowings. Put another way, for the typical equity investment made by an investment company, there are two layers of leverage that are relevant for an investor: leverage at the level of the underlying operating issuer and leverage at the level of the investment company itself. The leverage limits imposed by the 1940 Act already contemplate that the underlying operating issuers of the securities may have leverage, and the Fund believes the 1940 Act leverage limitations were structured with that fact in mind. Where an investment company owns an operating company subsidiary, the operating company subsidiary is treated like any other corporate issuer in that its leverage is not considered leverage of the investment company. In addition, as noted above, the proposed structures are commonly used by real estate investors regardless of status as an investment company to insulate liabilities. Thus, the structure does not exist for 1940 Act avoidance purposes, and cannot be used by other registrants for such avoidance purposes because the principle only applies to underlying companies that are operating companies and not investment companies.

The Fund also notes that a significant number of existing registrants do not treat the leverage of operating companies as senior securities for Section 18 purposes. The Staff’s position would represent a material departure from market practice and have implications beyond the Fund alone. From a policy perspective, the Fund respectfully submits that a change in position of this import is more appropriate for the rule and comment process, as a matter of administrative law.

Securities and Exchange Commission	October 29, 2020

4. Limitation on Ownership Level (page 25). Please supplementally provide the basis for the Fund’s authority to void transactions in excess of the ownership limit.

Response: As permitted under Maryland law, the Fund’s charter provides that any attempted transfer or acquisition of the Fund’s common shares that, if effective, would result in any person, entity or group owning or acquiring, directly or indirectly, more than 9.8% in value or number of shares of the Fund’s outstanding common stock shall be automatically void and the intended transferee or purchaser shall acquire no rights in such common shares of the Fund. In the event of an attempted transfer that, if effective, would result in an acquisition in excess of the above restriction, the intended transferor would retain ownership of the common shares of the Fund as a matter of contract law. To the extent the intended transferee paid consideration to the intended transferor, the parties would reach agreement regarding the appropriate remedy independent of the Fund. The Fund is not aware of any requirement under the 1940 Act that would prevent the ownership limit and respectfully submits that Section 23(c) is not implicated by the ownership limit because the Fund would not be involved in such a third-party transfer, would not repurchase the common shares and would not be voiding the transaction.

While the ownership limitation also technically applies to direct purchases of common shares from the Fund, in the event of an attempted acquisition that, if effective, would result in an acquisition in excess of the above restrictions, the Fund and/or the Distributor would reject the purchase order in the first instance, pursuant to the discretion disclosed in the Registration Statement. The Fund would not accept consideration to acquire the Fund’s common shares without issuing the common shares being acquired. The Fund respectfully submits that Section 23(c) would not be implicated by such rejection.

The Fund also notes that there are current registrants with comparable ownership limitations.

5. Mandatory Redemptions (page 92). Please supplementally explain how the Fund’s mandatory redemptions will comply with Rule 23c-2 of the 1940 Act.

Response: As noted in the Fund’s prior response dated August 25, 2020, any mandatory redemption of the Fund’s shares would be conducted pursuant to Rules 23c-1(a) and/or Rule 23c-1(b) and the conditions thereunder rather than Rule 23c-2. In the event a mandatory redemption of the Fund’s shares were conducted pursuant to Rule 23c-2, such redemption would be conducted pursuant to the Fund’s charter and in a manner that did not unfairly discriminate against a holder of the Fund’s shares.

Securities and Exchange Commission	October 29, 2020

6. Investment Strategies (page 3). Please disclose the Fund’s ownership percentage in the operating partnership. Please include in the response letter and disclosure.

Response: The Fund owns 100% of the equity interests in the operating partnership and will revise its disclosure in response to this comment.

7. Investment Advisory Agreement (page 5). Please provide an explanation as to how Net Operating Income is determined if depreciation and amortization are not included on the Fund’s statement of operations. Will the Adviser look through the operating entities to make this determination? How will the Fund disclose such relevant and significant information from unconsolidated entities?

Response: Yes, the Adviser will calculate Net Operating Income by referencing its operating entities’ financial statements. As discussed above in response to comment 3 above, the operating entities will generally not be consolidated on the Fund’s statement of operations.

However, the Fund intends to provide clear and transparent disclosure of each component of its unconsolidated operating entities’ Net Operating Income in the notes to its financial statements. Net Operating Income will include operating revenue and operating expenses but exclude (i) gains or losses from sales of depreciable real property, (ii) impairment writedowns on depreciable real property, (iii) real estate-related depreciation and amortization for each real estate operating venture and (iv) adjustments for recognizing straight line rent.

8. Expenses and Reimbursement (page 13). The Staff’s position is that the recoupment should be limited to three years from the date of the waiver or reimbursement, not three years after the fiscal year in which the Adviser bears the expense. See Dear CFO Letter from November 2019, modifying 1995-09 Financial Statement Presentation of Fee Waivers and Recapture.

Response: The Fund will revise its disclosure in response to this comment to state that the Fund has agreed to repay fees or expenses within three years after the date in which the Adviser waived or reimbursed such fees or expenses.

9. Investments (page 17).

a.

Please confirm the Fund will comply with Regulation S-X 3-09 (Separate Financial Statements of Subsidiaries Not Consolidated and 50 Percent-or-Less-Owned Persons) and 4-08(g) (Summarized Financial Information of Subsidiaries Not Consolidated and 50 Percent-or-Less-Owned Persons) with respect to Industrial OpCo I.

Response: The Fund intends to comply with Rule 3-09 of Regulation S-X by including separate financial statements of its unconsolidated significant subsidiaries (including Industrial OpCo I, if applicable) with the Fund’s annual financial statements. Rule 3-09 provides that if any of the conditions set forth in

Securities and Exchange Commission	October 29, 2020

Rule 1-02(w) exceed 20 percent, separate annual financial statements for each majority-owned subsidiary not consolidated by the registrant or a subsidiary of the registrant should be provided. The conditions set forth in Rule 1-02(w) are measured as of the end of the registrant’s most recently completed fiscal year. The Fund was organized as a Maryland corporation on February 18, 2020 and its first fiscal year will end on December 31, 2020. Accordingly, the Fund has not yet completed its first fiscal year and is therefore unable to apply the significance tests set forth in Rule 1-02(w) for its initial seed financial statement but will be able to apply the significance tests for its annual financial statements as of December 31, 2020. The Division of Corporation Finance’s Financial Reporting Manual notes that Rule 3-09 does not require separate interim financial statements in the context of 50% or less owned persons (and we believe the same guidance should apply to majority-owned unconsolidated subsidiaries).9 Because the Fund’s initial seed financial statements do not relate to an annual period, the Fund does not intend to include separate financial statements required by Rule 3-09 as part of its seed financial statements. With respect to Industrial OpCo I, we also note this entity was formed on July 15, 2020 to acquire assets in separate transactions and therefore it does not have annual financial information for prior years. Industrial OpCo I indirectly owns a 100% equity interest in two newly constructed properties.

The Fund will comply with the requirements of Rule 4-08(g) with respect to Industrial OpCo I and any other applicable subsidiaries not consolidated.

b.	Industrial OpCo I appears to be wholly-owned by the Fund. Will this entity be consolidated?

Response: No, as discussed above in response to comment 3 above, in accordance with paragraph 810-10-15-10(a)3 of ASC 810 (and paragraph 946-810-45-2 of ASC 946), the Fund does not consider it appropriate to consolidate an operating entity on its financial statements unless the operating entity (i) provides substantial services to the Fund (such as investment advisory services) and (ii) is controlled by the Fund.

[9]

See Division of Corporation Finance’s Financial Reporting Manual at Section 2400.2 (“S-X 3-09 requires separate annual financial statements of equity method investees if certain significance thresholds are met for any of the registrant’ fiscal years required to be presented in the filing using the investment and income significance tests, which are two of the three tests described in S-X 1-02(w)…S-X 3-09 not require separate interim financial statements. Instead, S-X 10-01(b)(1) requires certain summarized interim income statement information of the investee if it is significant.”) (emphasis in original).

Securities and Exchange Commission	October 29, 2020

c.	Does Industrial OpCo I own a debt/equity interest in a property or a property directly?

Response: Industrial OpCo I indirectly owns a 100% equity interest in two properties through its 100% ownership of two special purpose entities that each own the title of one property.

10. Summary of Fund Expenses (page 17).

a.	Please explain why property level expenses are zero.

Response: The Fund does not anticipate directly owning any properties and/or incurring any direct property level expenses. As noted in the response to comment 9.b., the Fund does not consider it appropriate to consolidate operating entities on its financial statements unless the two criteria cited therein are met and therefore property level expenses incurred by such operating entities will not appear on the Fund’s financial statements. The Fund has disclosed in footnote 8 to the fee and expense table in the Registration Statement that unconsolidated entities will bear property management, disposition and other expenses related to investments in real property.

b.	Please complete all blanks in the footnotes.

Response: The Fund will update its disclosure in response to this comment.

c.	Please explain why Class T shares are listed as having no dealer manager fee.

Response: The Fund will revise its disclosure in response to this comment to clarify that the Class T Shares do not have a dealer manager fee.

d.	Please explain why the assumption of 5% of Portfolio Operating Income was used.

Response: The Fund cannot accurately predict what level of Portfolio Operating Income will actually be earned. The Fund used a 5% assumption to match the total return assumption in the expense example, which is based on the requirements of Form N-2.

e.	Expense Examples – Please explain or clarify the assumption that each share class will raise $66 million per year. We note that $240 million is the aggregate amount used in the expense example.

Response: The expense example assumes average net assets of $240 million, which translates to overall gross offering proceeds of $330 million during the first year of the Fund’s operations. The expense examples assume that 1/5 of the gross offering proceeds will come from the sale of each of the Fund’s five share classes.

Securities and Exchange Commission	October 29, 2020

f.	Expense Examples – Please complete the example for Class S and Class T shares.

Response: The Fund will update its disclosure in response to this comment.

STATEMENT OF ADDITIONAL INFORMATION

11. Fundamental Restrictions (page 1). Please include the disclosure regarding the Fund’s fundamental policy of investing in real estate to Page 1 of the SAI (after the fundamental restrictions).

Response: The Fund will revise its disclosure on Page 1 of the SAI in response to this comment.

Please call Rajib Chanda (202-636-5543) or me (212-455-2516) with any questions you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Benjamin Wells
Benjamin Wells

cc:	Vincent Di Stefano, Branch Chief

Christian T. Sandoe, Assistant Director

Lori Hoffman, KKR Registered Advisor LLC

Megan Gaul, KKR Registered Advisor LLC

Rajib Chanda, Simpson Thacher & Bartlett LLP

Katherine O’Neil, Simpson Thacher & Bartlett LLP